UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FinTech Acquisition Corp. V
(Name of Issuer)
Class A Common Stock, $0.0001 par value
(Title of Class of Securities)
31810Q107
(CUSIP Number)
November 17, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31810Q107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,130,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,130,771
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.41%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 31810Q107	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,130,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,130,771
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,771
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.41%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 31810Q107	13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 519,671
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 519,671
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,671
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.03%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 31810Q107	13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 519,671
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 519,671
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,671
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.03%
12		TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common stock, $0.0001 par value (the “Common Stock”) of FinTech Acquisition Corp. V (the "Issuer"), to amend the Schedule 13G filed by the Reporting Persons on March 29, 2021 (the “Schedule 13G”). This Amendment No. 1 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons no longer beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 4: Ownership:

A. Third Point LLC
(a) Amount beneficially owned: 1,130,771 shares of Common Stock.
(b) Percent of class: 4.41%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 25,640,000 shares of Common Stock issued and outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2021.
 (c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,130,771
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,130,771

B. Daniel S. Loeb
(a) Amount beneficially owned: 1,130,771 shares of Common Stock.
(b) Percent of class: 4.41%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 25,640,000 shares of Common Stock issued and outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2021.
 (c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,130,771
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,130,771

C. Third Point Offshore Master Fund, L.P.
(a) Amount beneficially owned: 519,671 shares of Common Stock.
(b) Percent of class: 2.03%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 25,640,000 shares of Common Stock issued and outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2021.
 (c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 519,671
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 519,671

D. Third Point Advisors II L.L.C.
(a) Amount beneficially owned: 519,671 shares of Common Stock.
(b) Percent of class: 2.03%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 25,640,000 shares of Common Stock issued and outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2021.
 (c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 519,671
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 519,671

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2021
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact
THIRD POINT OFFSHORE MASTER FUND, L.P. By: THIRD POINT ADVISORS II L.L.C., its General Partner By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact
THIRD POINT ADVISORS II L.L.C. By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.